Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: February 28, 2013

OfficeMax Associate Frequently Asked Questions

{The FAQs below will be posted to the News.OMX portal.}

FINAL-February 28, 2013

General

•	Will compensation programs change during 2013 as a result of the announced Merger?

Our compensation philosophy and programs will continue to stay on course.

Compensation Adjustments

•	Will I still receive my 2013 merit adjustment payment in April?

The merit increase has been budgeted for 2013 and merit adjustments for eligible associates will be communicated as previously planned.

Performance Goals

•	Will I have performance goals for 2013?

Yes, our compensation programs designed to drive a pay-for-performance culture will continue as an important component to our overarching compensation philosophy. As communicated, the transaction is expected to close by the end of calendar year 2013, subject to approval from both companies’ stockholders, the receipt of regulatory approvals and other customary closing conditions. Therefore, similar to previous years, associates will have the opportunity to discuss performance objectives for the 2013 performance period with their managers to ensure alignment of personal performance goals with the company’s objectives.

Sales Compensation

•	How will accounts be managed in 2013?

As communicated, the transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions. Until transaction close, we will continue to operate as separate sales teams and therefore, it is important all sales associates focus on their individual and team sales objectives.

•	As we move towards integration, what will happen to sales compensation quotas as well as existing sales compensation plans?

Sales compensation quotas will remain in place for FY2013. Should the merger achieve regulatory approval, sales compensation quotas will be evaluated as part of the new company. Your 2013 sales compensation plan will continue in force for FY 2013.

Human Resources

•	How will I be informed of changes?

An Integration Hub has been created at our News.OMX Portal. This will be our primary platform to post news and updates related to the merger.

•	Will support for diversity initiatives continue?

We value the importance of diversity in our organization and will continue to support initiatives that provide associates an environment where they enjoy coming to work.

•	Are any vacant positions being put on hold?

We still need to focus on growing our business. We will continue to look for the best talent to fill our staffing needs. Each functional department and business unit will continue to assess, on a case-by-case basis, the need to fill open positions.

•	Are any of my benefits changing in 2013?

No, the benefits that you elected during annual enrollment will continue.

•	Will our Human Resources processes and practices have to change? If so, when?

It’s too early to comment on what impact a merger may have on processes within various functions. However, we are committed to communicating with Associates throughout this process, as we are able.

•	What can be shared regarding the talent selection process of the new company?

It’s too early to comment on what impact a merger may have on processes within various functions. However, we are committed to communicating with Associates throughout this process, as we are able.

•	How will we address cultural differences?

It’s too early to comment on how we might address cultural differences and overall integration. However, we are committed to communicating with Associates throughout this process, as we are able.

•	How do we ensure that ongoing business functions continue at the right pace?

As communicated, the transaction is expected to close by the end of calendar year 2013, subject to approval from both companies’ stockholders, the receipt of regulatory approvals and other customary closing conditions. Therefore, it is important all associates focus on their individual and team objectives against our 2013 initiatives.

•	Will severance packages be adjusted? Where can I find the severance terms?

Current severance packages and practices will remain in place between the announcement of the merger made on February 20, 2013, and closing. They are currently posted on the intranet Home Page under Quick Links: Policies>Human Resources Policy and Forms

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the proposed business combination between OfficeMax and Office Depot: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.